Sonia Barros

Assistant Director

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 18, 2019

Re: REITless Impact Opportunity Zone Strategies LLC

Draft Offering Statement on Form 1-A

Submitted February 4, 2019

CIK No. 0001764460

Dear Ms. Barros:

We acknowledge receipt of comments in your letter of March 4, 2019 regarding the draft Offering Statement of REITless Impact Opportunity Zone Strategies LLC (the “Company”), which we have set out below, together with our responses.

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The Company acknowledges the Staff’s comment and recognizes its responsibility to perform an analysis of its investments, investment strategy and business model so as to maintain an exemption from registration under the Investment Company Act of 1940, as amended.

2. We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company has carefully considered the requirements of Regulation M and the class relief granted in the letter to Alston & Bird LLP dated October 22, 2007.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company has considered the tender offer rules under the Securities Exchange Act of 1934, as amended, as well as relief granted in by the Division of Corporation Finance in no-action letters, and intends to conduct its share repurchase program in accordance with the rules and prior no-action letters.

4. We note your disclosure on page 3 that following achievement of your minimum offering amount, you may hold one or more closings on a rolling basis. Please revise to clarify when you intend to hold the initial closing, your expectations, if any, with respect to the frequency of subsequent closings, and the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reached, but before a subsequent closing has been declared. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

The Company advises the Staff that once it has achieved the minimum offering amount, it intends to accept subscribers’ funds as soon as the due diligence and settlement process is completed, therefore it cannot predict the frequency with which it will hold closings. As a result, upon reaching the minimum offering amount, subscriptions will be irrevocable until the Company completes its due diligence process and notifies a subscriber that a subscription has been accepted or rejected. Should an investor change their mind after a subscription has been accepted and shares issued, they can submit a redemption request under the share repurchase program. As already stated in the offering circular on pages 119 and 121, the Company anticipates that after the minimum threshold is reached, it will take up to 45 days to process subscriptions, including settlement, and it will email a confirmation to a subscriber when it has accepted a subscription.

The Company believes that the closing procedures are consistent with market practices and are consistent with Rule 251(d)(3)(i)(F) of Regulation A. The offering will begin within two calendar days of qualification, as indicated on the cover page of the offering circular. The offering is a “continuous” offering being made in compliance with the requirements of that rule. The fact that the diligence and settlement process may take some time due to the nature of the procedures to be carried out does not mean that this is a “delayed” offering.

5. We note the indication in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.

The Company intends to use testing the waters communications, but has not yet distributed any. The Company will file such communications as an exhibit to the draft Offering Statement or an offering statement on Form 1-A once they are used.

Cover

6. We note your disclosure on page 3, stating "We will not start operations or draw down on investors’ funds and admit investors as shareholders until we raise at least $1,000,000 in this offering (including the $500,000 received from our Sponsor and its officers and directors and other investors)." We note that elsewhere you describe the minimum offering threshold as $500,000 and state that your Sponsor and its affiliates will purchase $500,000 of common shares in a private placement concurrent with this offering. Please revise throughout the offering circular to clarify that your Sponsor and its affiliates will not be purchasing $500,000 of common shares in this offering and that the minimum offering threshold for this offering is $500,000.

The Company has clarified the disclosure regarding the minimum offering amount and the private placement to the Sponsor and other investors on page 3 of the cover and on pages 56, 119 and 121 of the offering circular.

Offering Summary

Management Compensation, page 17

7. We note your disclosure here and elsewhere that selling commissions may be paid, at the Manager's discretion, "as a lump sum up-front amount of 1.50% in lieu of a quarterly commission." Please describe how the commission will be calculated "up-front" in advance of sales taking place.

The reference to an up-front commission does not refer to a payment being calculated before a sale takes place, but to the timing of payment upon acceptance of an investment. Rather than paying a broker on a quarterly basis on amounts invested over the lifetime of an investment, the Manager may choose to instead make a single payment to the broker at the time of the investment, or “up-front.” For example, if a broker’s client subscribes for $1,000 worth of securities in March 2019, the Manager would pay the broker a 0.50% selling commission equal to $1.25 each quarter that the client remains invested in the Company’s shares, starting in June 2019. If the Manager elects instead to pay an up-front commission of 1.5% on the $1,000 investment, the Manager would pay the broker $15.00 in June 2019 and the broker would not earn any further commissions, regardless of how long the client holds its investment. The Company has clarified this in the offering circular.

Conflicts of Interest, page 19

8. We note your disclosure in this section that "At the date of this offering circular, the Sponsor is not involved in other real estate-related programs." We further note that the Sponsor has sponsored another REIT, REITless Impact Income Strategies LLC, that has a qualified offering statement on Form 1-A. Please revise to acknowledge this, and any other, real estate-related programs with which your Sponsor is involved and to describe any conflicts that might arise as a result. Please also revise your disclosure under the heading "Allocation of Investment Opportunities" on page 60 to describe how investment opportunities will be allocated between this company and REITless Impact Income Strategies LLC.

The Company has deleted the sentence on page 3 and has revised the disclosure on pages 60 and 69 to reflect how investment opportunities will be allocated between the Company and other real estate-related programs and to describe any conflicts that might arise.

Valuation Policies, page 20

9. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

The Company is supplementally submitting the template that it intends to use for future NAV disclosures, attached as Appendix A to this letter.

Management

Compensation of Executive Officers, page 63

10. We note your disclosure that you will "indirectly bear some of the costs of the compensation paid to [the executive officers of your Sponsor], through fees we pay to the Manager." In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager and its affiliates, break out the amounts paid pursuant to the asset management fee, broker sales commission, acquisition/origination fee, special servicing fee, and the reimbursement provisions, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer, or advise us why you believe such disclosure is not required.

The Company acknowledges the Staff’s comment. In future filings that require disclosure in accordance with Item 402 or Item 404 of Regulation S-K, the Company will disclose the amount of fees paid to the Manager and its affiliates, break out the amounts paid pursuant to the asset management fee, broker sales commission, special servicing fee, and the reimbursement provisions, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Prior Performance Summary, page 84

11. You state on page 84 that you have not provided prior performance information because your "Sponsor has not sponsored any programs with objectives similar to the proposed objectives of the Company." However, we note that your Sponsor has sponsored at least one other program, REITless Impact Income Strategies LLC, that appears to have similar investment objectives as your proposed objectives. Please provide a prior performance narrative and prior performance tables as described in Item 8 of Industry Guide 5, or advise us why you believe such disclosure is not material. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

The Company advises the Staff that REITless Impact Income Strategies LLC has not yet received sufficient subscriptions to meet its minimum offering amount. Disclosure has been added to page 84 and Appendix B regarding that program and the prior loan program that the Sponsor has sponsored.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli Partner

CrowdCheck Law LLP

cc: James P. Dowd

REITless Impact Income Strategies, LLC

Appendix A

REITless Impact Opportunity Zone Strategies LLC

Quarterly Pricing Supplement

As of               , 20 , our NAV per common share is $                          . This NAV per common share shall be effective through                                                                            , 20 , unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	Month Day, Year	Month Day, Year
ASSETS:
Cash and cash equivalents
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total liabilities
NET ASSETS	$	$
Net assets consist of:
Member’s Equity	$	$
Additional paid in capital
Retained earnings
NET ASSETS	$	$
NET ASSET VALUE PER SHARE	$	$

As described in “Valuation Policies” in our offering circular, our internal accountants calculate our NAV per common share using a process that reflects (1) estimated values of each of our investments, including related provided periodically by our independent valuation expert in reports of the underlying real estate, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The calculation of our NAV per common share is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per share may not fully reflect the precise amount that might be paid for your shares in a market transaction. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily so that the NAV per share in effect for any fiscal quarter may not reflect the amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per share to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an offering circular supplement and on www.reitless.com as promptly as reasonably practicable.

Our current NAV per common share can also be found on the REITless Platform website, www.reitless.com.

[Historical Share Pricing Information]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from , 20 to , 20

Date	NAV per share
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

*as applicable